Exhibit 99.1

SCOTIABANK GROUP

EMPLOYEE SHARE OWNERSHIP PLAN – UNITED STATES

SECTION 1: PURPOSE		1

SECTION 2: DEFINITIONS		2

2.1	Account	2
2.2	Administrator	2
2.3	Affiliated Entity	2
2.4	Applicable Tax Legislation	2
2.5	Authorized Representative	2
2.6	Bank	2
2.7	Bank Shares	2
2.8	Board	2
2.9	Business Day	3
2.10	Company	3
2.11	Company Contribution	3
2.12	Company Contribution Limit	3
2.13	Effective Date	3
2.14	Eligible Earnings	3
2.15	Eligible Employee	4
2.16	Employee	4
2.17	Employment Commencement Date	4
2.18	Investment Date	4
2.19	Market Value	4
2.20	Participant	5
2.21	Participant’s Contribution	5
2.22	Participant’s Contribution Percentage	5
2.23	Participant’s Shares	5
2.24	Participating Company	5
2.25	Pay Period	5
2.26	Plan	5
2.27	Plan Year	5
2.28	Shares	6
2.29	Six Months of Service	6
2.30	Rules of Construction	6

SECTION 3 : PARTICIPATION		7

3.1	Eligibility for Enrollment	7
3.2	Enrollment	7
3.3	Application	7
3.4	Notification by Administrator	7
3.5	Cessation of Participation	8
3.6	Maintenance of Accounts	8
3.7	Interest of Participant	8
3.8	Rehired Employee	8

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

SECTION 1: PURPOSE

The Bank of Nova Scotia hereby establishes and sponsors the Scotiabank Group Employee Share Ownership Plan – United States for Employees of designated Affiliated Entities ordinarily residing in a jurisdiction of a designated Affiliated Entity. The purpose of the Plan is to align the interests of Employees with the interests of the Bank by providing Employees with a convenient way to obtain a beneficial interest in the Bank. Except as otherwise provided in the Plan, this Plan establishes the benefits, rights and obligations of all Participants in the service of a Participating Company on or after the Effective Date and of all persons claiming through, under or against such Participants.

SECTION 2: DEFINITIONS

When used in this Plan the following terms shall have the following meanings:

2.1	Account

“Account” means the Account or Accounts established and maintained in respect of a Participant pursuant to Section 3.6.

2.2	Administrator

“Administrator” means the entity appointed by the Authorized Representative to administer the Plan from time to time pursuant to Section 13.1.

2.3	Affiliated Entity

“Affiliated Entity” means a corporation, other legal entity, or a division or branch of the Bank, through which the Bank carries on business either alone or in partnership, co-ownership or joint venture with others.

2.4	Applicable Tax Legislation

“Applicable Tax Legislation” means the Internal Revenue Code of 1986, as amended, and any income tax legislation of any country or geographical jurisdiction to which the Participant may be subject.

2.5	Authorized Representative

“Authorized Representative” means the Group Head, Global Human Resources and Communications, or, if applicable, any person or entity designated by the Authorized Representative to carry out any duty or power of the Authorized Representative as provided in the Plan.

2.6	Bank

“Bank” means the Bank of Nova Scotia.

2.7	Bank Shares

“Bank Shares” means Shares that were purchased with Company Contributions or dividends received on Bank Shares.

2.8	Board

“Board” means the Board of Directors of the Bank.

2.9	Business Day

“Business Day” means any day, other than Saturday, Sunday or a day which is a civic or statutory holiday in the United States.

2.10	Company

“Company” means the Participating Company currently employing the Participant, and any successor corporation by merger, acquisition or reorganization. For purposes of computing an Employee’s length of service, “Company” includes the Company, the Bank and any other Participating Company or other Affiliated Entity designated by the Authorized Representative.

2.11	Company Contribution

“Company Contribution” means the contribution to the Plan made by the Company pursuant to Section 5.

2.12	Company Contribution Limit

“Company Contribution Limit” means the maximum Company Contribution that will be made to the Plan per Participant in each Plan Year, as determined by the Authorized Representative from time to time and notified to each Participating Company. The Company Contribution limit shall be $1,200 U.S. dollars unless otherwise determined by the Authorized Representative.

2.13	Effective Date

“Effective Date” means December 1, 2011.

2.14	Eligible Earnings

“Eligible Earnings” means, for each Plan Year, the portion of an Employee’s earnings consisting of his or her annualized 12-month base salary paid or payable to or on behalf of an Employee while an Employee and a Participant during that Plan Year, as determined by the Authorized Representative. For greater certainty, unless otherwise determined by the Authorized Representative, Eligible Earnings shall not ordinarily include salary continuance, commissions, overtime, bonuses, incentive pay, long-term disability benefits, housing loans, rent subsidies, other benefits, or amounts contributed by the Company to the Plan, or paid or contributed to any group insurance plan or other employee benefit plan, if any, established or maintained by the Company, but shall ordinarily include vacation pay and pay for statutory holidays.

2.15	Eligible Employee

“Eligible Employee” means, as determined by the Authorized Representative, any Employee who (i) is employed by a Participating Company, (ii) ordinarily resides in the country or other geographical jurisdiction in which the premises of the Participating Company to which the Employee reports to work is located, and (iii) in the case of an Employee hired or rehired after December 1, 2011, has completed Six Months of Service. Unless otherwise determined by the Bank, “Eligible Employee” does not include any individual who is on the payroll of the Bank or an Affiliated Entity of the Bank and is eligible to make contributions in a similar employee share ownership plan of the Bank or an Affiliated Entity of the Bank.

2.16	Employee

“Employee” shall mean a person who is employed by the Company on a regular full time or regular part time basis. Unless otherwise determined by the Authorized Representative, “Employee” does not include:

(a)	an individual under contract for a fixed period of time;

(b)	an individual classified by the Company as an independent contractor or consultant, regardless of whether such classification is upheld by a court or tax or regulatory authority having jurisdiction over such matters;

(c)	an individual on long-term disability or unpaid leave; and

(d)	an individual whose service with the Company is only in the capacity as a director.

2.17	Employment Commencement Date

“Employment Commencement Date” means the date on which an Employee first commences employment (whether or not as an “Eligible Employee”) for the performance of duties for the Company.

2.18	Investment Date

“Investment Date” means the date used to purchase common shares using Participant’s Contributions and the Company Contributions, if applicable, on the next Investment Date. An “Investment Date,” where practicable, will ordinarily occur promptly after an eligible pay date.

2.19	Market Value

“Market Value” means the value of the Shares on the New York Stock Exchange at any given time, based on the current market price.

2.20	Participant

“Participant” means any Eligible Employee or former Eligible Employee who has enrolled in, and is participating in, the Plan, pursuant to Section 3, and whose participation in the Plan has not been otherwise terminated.

2.21	Participant’s Contribution

“Participant’s Contribution” means the contribution to the Plan made by or on behalf of a Participant through recurring payroll deductions pursuant to Section 4 calculated by multiplying the Participant’s Contribution Percentage by the Eligible Earnings and dividing by the number of applicable Pay Periods, subject to adjustment by the Authorized Representative.

2.22	Participant’s Contribution Percentage

“Participant’s Contribution Percentage” means the amount, expressed as a whole percentage of the Employee’s Eligible Earnings, that the Employee elects to contribute to the Plan pursuant to Section 4.

2.23	Participant’s Shares

“Participant’s Shares” means Shares that were purchased with Participant’s Contributions or with dividends received on Participant’s Shares.

2.24	Participating Company

“Participating Company” means an Affiliated Entity identified on Schedule “A”, as amended from time to time, in accordance with the provisions of Section 14.

2.25	Pay Period

“Pay Period” means the pay period used by a Company from time to time with respect to an Eligible Employee.

2.26	Plan

“Plan” means this “Scotiabank Group Employee Share Ownership Plan – United States”, as may be amended from time to time.

2.27	Plan Year

“Plan Year” means the calendar year.

2.28	Shares

“Shares” means common shares of the Bank.

2.29	Six Months of Service

“Six Months of Service” means six continuous months of employment by the Company.

2.30	Rules of Construction

The masculine pronoun wherever used shall include the feminine pronoun, the singular number whenever used shall include the plural, and the plural the singular unless the context clearly indicates otherwise.

SECTION 3 : PARTICIPATION

3.1	Eligibility for Enrollment

On and after the Effective Date and subject to the following provisions of this Section 3 and the provisions of Section 9, each Eligible Employee shall automatically become eligible to enroll in the Plan on the date the Employee becomes an Eligible Employee. Enrollment and Participation in the Plan by Eligible Employees shall be wholly voluntary.

3.2	Enrollment

An Eligible Employee may, at his or her election, be enrolled as a Participant in the Plan by indicating the Participant’s Contribution Percentage in accordance with the procedures in the prescribed form in which it is given including, without limitation, in some electronic form on an internet website, established by the Authorized Representative. The Eligible Employee shall become a Participant as of the Investment Date upon which the Administrator first allocated Shares to the Participant, which allocation shall ordinarily occur promptly after an eligible pay date. In the event an Eligible Employee does not enroll in the Plan and does not have allocated Shares, the Eligible Employee shall not have become a Participant. Notwithstanding that an Eligible Employee may not be enrolled as a Participant until the Eligible Employee is entitled to make Participant’s Contributions and receive the benefit of Company Contributions, if otherwise eligible, after such time as the Participant’s Contribution Percentage through payroll has been received and processed.

3.3	Application

The enrollment process under Section 3.2 shall include, in addition to any other requirements established by the Authorized Representative, a payroll deduction authorization specifying the amount of the Participant’s Contribution Percentage under Section 4 and an agreement to be bound by all of the terms and conditions of the Plan.

3.4	Notification by Administrator

The Company will determine and maintain the status of an Eligible Employee and provide such information to the Administrator. The Administrator will make available an enrollment application, as described in Section 3.2, for each Eligible Employee when he or she becomes eligible for participation in the Plan. At the Employee’s request, the Administrator shall furnish an enrollment application to such Eligible Employee, and shall take any other necessary or appropriate action to enroll each Employee eligible to be enrolled under Section 3.

3.5	Cessation of Participation

The participation of a Participant in the Plan shall cease upon termination of participation pursuant to Section 9.2 and upon termination of employment pursuant to Section 10.1.

3.6	Maintenance of Accounts

The Authorized Representative shall establish and maintain or cause to be established and maintained in respect of each Participant an Account showing his or her interest under the Plan, including separate accounts showing his or her separate interests attributable to Participant’s Contributions and Company Contributions made on his or her behalf. Each Participant shall have electronic access to a statement of his or her Account and the value of such separate interest, in U.S. dollars. Each Participant’s statement shall reflect all transactional activity, such as purchases, dividend and withdrawal activity setting out the amount of his or her withdrawal in U.S. dollars upon the amount of such withdrawal being paid to him or her. In maintaining the Accounts under the Plan or causing them to be maintained, the Authorized Representative can conclusively rely on the valuations of the Shares in accordance with the Plan and the terms of any agreement with any Administrator constituting a part of the Plan.

3.7	Interest of Participant

The establishment and maintenance of, or allocations and credits to, the Account of any Participant shall not vest in any Participant any right, title or interest in and to any Plan assets or benefits except at the time or times and upon the terms and conditions and to the extent expressly set forth in the Plan and in accordance with the terms of any agreement with any Administrator constituting a part of the Plan.

3.8	Rehired Employee

A Participant who ceases to be an Employee and whose participation ceases, other than by reason of long-term disability or unpaid leave, and who is reemployed may only re-enroll in the Plan upon completing Six Months of Service.

SECTION 4: PARTICIPANT’ S CONTRIBUTIONS

4.1	Participant’s Contributions

An Eligible Employee who is entitled to make Participant’s Contributions under Section 3 shall make Participant’s Contributions for each Pay Period, and only through payroll deductions authorized by him or her.

4.2	Election of Participant’s Contributions

An Eligible Employee shall elect the amount of Participant’s Contributions under the Plan by electing the Participant’s Contribution Percentage in increments of whole percentages, of not less than one (1) per cent, and not more than six (6) percent, of his or her Eligible Earnings in accordance with procedures established by the Authorized Representative for such purpose. In establishing such procedures, the Authorized Representative may restrict the Participant’s Contributions, in any manner it deems necessary or appropriate to meet the requirements of any tax or other laws, or the rules and regulations from time to time in effect under any of such laws or to conform with governmental regulations or other policies. Upon such election, the Company is authorized to deduct the amount of the Participant’s Contributions from the Eligible Employee’s pay each Pay Period in accordance with this Plan.

4.3	Change in Participant’s Contribution Election

A Participant may change his or her election as to the rate of Participant’s Contribution Percentage, upward or downward within the limitations of Section 4.2, anytime (except during a blackout period or when they are otherwise aware of inside information) which would take effect as of the next eligible Pay Period, in accordance with procedures established by the Authorized Representative for such purpose.

Blackout periods include periods at quarter ends and year end when a Participant may have access to, or become privy to, material non-public information (inside information) concerning the Bank, its subsidiaries and associated companies.

4.4	Suspension of Contributions—Voluntary

An Eligible Employee may voluntarily suspend their Participant’s Contribution in the Plan (except during a blackout period or when they are otherwise aware of inside information) anytime, which would take effect as of the first day of the next eligible Pay Period, without terminating his or her active participation in the Plan, and Company Contribution (if applicable) would automatically be suspended.

The Participant may resume making Participant’s Contributions and his or her right to receive the benefit of Company Contributions in any subsequent Pay Period provided the Participant has elected to resume making Participant’s

Contributions prior thereto in accordance with procedures established by the Authorized Representative for such purpose.

4.5	Suspension of Contributions—Involuntary

A Participant who remains an Employee but ceases to be an Eligible Employee by reason of ceasing to ordinarily reside in the country or other geographical jurisdiction in which the Participating Company has its head office may remain a Participant but shall become ineligible to make Participant’s Contributions and his or her right to make Participant’s Contributions and right to receive the benefit of Company Contributions shall be suspended until such time as the Employee (i) becomes an Eligible Employee by resuming his or her ordinary residence in the country or other geographical jurisdiction in which any Participating Company has its head office and (ii) files the duly completed written application form to resume participation in the Plan in accordance with the procedures established by the Authorized Representative. A Participant who is on leave of absence without pay, including, without limitation, as a result of long term disability or parental leave, may remain a Participant but shall become ineligible to make Participant’s Contributions and his or her right to make Participant’s Contributions and right to receive the benefit of Company Contributions shall be suspended until such time as the Participant returns from unpaid leave and files the duly completed written application form to resume Participant’s Contributions under the Plan in accordance with the procedures established by the Authorized Representative.

4.6	Payment of Participant’s Contributions

The Company shall send a file containing the U.S. dollars of the Participant’s Contributions to the Administrator and a cash wire transfer containing the amount of the U.S. dollars in accordance with the instructions provided by the Administrator, on the date the Participant’s Contributions are required to be sent to the Administrator.

SECTION 5: COMPANY CONTRIBUTIONS

5.1	Company Contributions

The Company shall contribute in respect of each Pay Period on behalf of each eligible Participant an amount equal to fifty percent (50%) of the Participant’s Contribution made for such Pay Period based on the amount of the Participant’s Contribution; provided that the maximum annual Company Contribution per Participant shall be equal to the applicable Company Contribution Limit.

Prior to December 1, 2014, Participants eligible to receive the benefit of Company Contributions shall be those who are not members of the defined benefit pension plan sponsored by the Bank, the “Scotiabank Pension Plan – United States”. For greater certainty, this includes Participants who are:

(i)	full-time Employees (as determined by the Authorized Representative) (A) whose Employment Commencement Dates are after June 30, 2010 or (B) who attained age 20 1/2 after June 30, 2010; or

(ii)

part-time Employees (as determined by the Authorized Representative) who attained age 20 1/2 after June 30, 2011 or were not credited with 1,000 or more hours of service (within the meaning of 29 C.F.R. §2530.200b-2) in (A) the twelve-month or shorter period commencing on the Employee’s Employment Commencement Date and ending on or before June 30, 2011, (B) any calendar year prior to 2011, or (C) the 2011 calendar year but on or before June 30, 2011.

Beginning December 1, 2014, all Participants are eligible to receive the benefit of Company Contributions.

Notwithstanding that an Eligible Employee may not be enrolled as a Participant until an applicable Investment Date, the Company may make a Company Contribution on behalf of an Eligible Employee after such time as his or her duly completed enrollment has been received and processed in accordance with the procedures established by the Authorized Representative.

5.2	Payment of Company Contributions

The Company shall send a file containing the U.S. dollars of the Company’s Contributions to the Administrator and a cash wire transfer containing the amount of the U.S. dollars in accordance with the instructions provided by the Administrator, on the date the Company’s Contributions are required to be sent to the Administrator.

SECTION 6: INVESTMENT OF FUNDS

6.1	Plan Assets

All amounts of money, securities or other property received under the Plan shall be delivered to the Administrator, or to an affiliate as duly appointed by the Administrator, to be managed, invested, reinvested and distributed in accordance with the Plan and any agreement with the Administrator constituting a part of the Plan.

6.2	Investments of Funds

The Administrator shall cause an account to be maintained through a registered dealer to execute trades and hold custody of the Shares on behalf of the Company in accordance with the Plan. The instructions of the Company are made available through the Administrator’s platform facility or otherwise. The account shall consist exclusively of Shares, cash from Participant’s Contributions and Company Contributions awaiting investment in Shares, and such cash or cash equivalents as may be necessary to make distributions under the Plan. Participant’s Contributions shall be invested in Participant’s Shares and Company Contributions shall be invested in Bank Shares. Dividends and other distributions received on Participant’s Shares and Bank Shares shall comprise Participant’s Shares and Bank Shares, respectively. The Administrator shall purchase Shares on the New York Stock Exchange, or on such other market as the Administrator determines it can obtain best execution, on an Investment Date following the date the Participant’s Contributions and Company Contributions were received by the Administrator. Cash received by the Administrator may be kept in a non-interest bearing account.

SECTION 7: VALUATION AND MAINTENANCE OF PARTICIPANT ACCOUNTS

7.1	Establishment of Account

The Administrator shall maintain, or cause to be maintained, a Participant’s Account which shall accurately reflect the interest of each Participant in the Plan. The Participant Account shall be credited with:

(a)	Bank Shares; and

(b)	Participant’s Shares.

A Participant’s Account at any time shall reflect all Participant’s Contributions and receive the benefit of Company Contributions, if otherwise eligible, credited to the Participant’s Account and as provided in the foregoing provisions of Section 7.1. A Participant’s Account shall reflect the value of all amounts which have been previously withdrawn by the Participant from such Account pursuant to Sections 9, 10 or 11. A Participant’s Account will not be credited with any cash, but may be credited with a fractional Share.

7.2	Value of Participant’s Account

The value of each Participant Account will be displayed in the Participant Account using recent stock quote information, on the basis of the Market Value of the Participant’s Shares and Bank Shares.

7.3	Plan Expenses

The expenses of administering the Plan, including without limitation, (i) the fees and expenses of any Employee and of the Administrator for the performance of its duties under the Plan, (ii) brokerage fees and any other expenses incident to the purchase or sale of Shares, (iii) the expenses incurred by the Authorized Representative in the performance of its duties under the Plan (including reasonable compensation for any legal counsel, accountants, consultants, and agents and the cost of services rendered in respect of the Plan), and (iv) all other charges and disbursements of the Administrator or the Authorized Representative (including settlements of claims or legal actions approved by counsel to the Plan) shall be paid by the Participating Companies or the Bank, as determined by the Authorized Representative. Notwithstanding the foregoing, the Authorized Representative, may, in its sole discretion, determine that (i) any or all of such reasonable expenses may be charged to the Plan from and after the date such determination is made, or (ii) specified transaction fees, brokerage commissions and disbursement fees attributable to withdrawals shall be paid by the Participant initiating the withdrawal.

SECTION 8: VESTED SHARES AND SHARES AVAILABLE FOR WITHDRAWAL

8.1	Immediately Vested Shares

All Shares shall be immediately and fully vested upon allocation to the Participant.

8.2	Shares Available for Withdrawal

Bank Shares shall be available for withdrawal after the second anniversay of the date an Employee became an Eligible Employee in accordance with Section 2.14. Participant Shares shall be available for withdrawal at all times.

SECTION 9: WITHDRAWALS

9.1	Withdrawals Without Terminating Employment

A Participant may, by making application for withdrawal in accordance with procedures established by the Authorized Representative, make a withdrawal from the Plan, up to an amount in cash equal to the Market Value as of the date of which such Shares are sold. Any application for withdrawal that is not received in accordance with procedures established by the Authorized Representative shall not be effective. A withdrawal under this Section 9.1 shall be distributed in cash or Shares.

A cash withdrawal shall be funded by the sale of Shares based on the Market Value in which the application for withdrawal was received in accordance with procedures established by the Authorized Representative. Payment of the proceeds of sale of the Shares, less applicable Plan expenses, are sent by the Administrator and Participants may specify to receive the proceeds by check, bank deposit (ACH), or bank wire in U.S. dollars. The amount of any payment to be made to a Participant who has made a withdrawal under this Section 9.1 shall be sent not later than four Business Days following such withdrawal (not including any method of delivery timeframes). A Share withdrawal may be made by way of book value sent by the Administrator, less applicable Plan expenses.

Any fractional Shares credited to the Participant’s Account shall be disregarded on any sale or transfer and the Participant shall be entitled to receive the cash equivalent thereof. A cash withdrawal may not be made during a blackout period or at any other time a Participant is aware of inside information.

9.2	Withdrawals Upon Bankruptcy

Where the Company, the Bank, the Administrator or the Authorized Representative is served with judicial process requiring any of them to deliver up to a receiver, manager, trustee in bankruptcy or other equivalent party, or otherwise deal with any Shares held on behalf of any Participant in any particular manner, the Company, the Bank, the Administrator or the Authorized Representative may make such withdrawals and take such action as may be necessary to comply with such judicial process without any liability on the part of Company, the Bank, the Administrator or the Authorized Representative.

SECTION 10: TERMINATION OF EMPLOYMENT

10.1	Termination of Employment

Except as may be authorized by the Authorized Representative, upon termination of a Participant’s employment with the Company, voluntary or involuntary, with or without cause, including without limitation, termination as a result of death, retirement, resignation, dismissal, permanent disability, the following provisions shall apply:

(a)	the Participant’s participation in the Plan shall be automatically terminated as of the last day of the Pay Period in which employment was terminated;

(b)	all Shares will be available for withdrawal;

(c)	the Participant will be required to withdraw all Shares or the proceeds from the sale of Shares within 90 days after termination of employment other than for retirement, or within 180 days after retirement (as determined by the Authorized Representative); and

(d)	if the Participant fails to withdraw the balance of his Account within the required period of time, the Shares allocated to his Account shall be sold, and the Participant shall be paid from the Plan an amount in cash equal to the Market Value as of the date on which such Shares are sold. Shares would be sold, the appropriate taxes and expenses would be withheld, and a check would be sent to the Participant to the home address shown on the Account of the Administrator’s records.

SECTION 11: PLAN CLOSURE AND SUSPENSION

11.1	Plan Suspension

The Authorized Representative may suspend the Plan for any particular Participating Company or all Participating Companies, at any time, on sixty days’ notice to affected Participants. On suspension of the Plan, affected Participants will be entitled to a withdrawal pursuant to Section 9.1. The Plan will resume on the date selected by the Authorized Representative and the Authorized Representative shall provide at least thirty days’ notice to affected Participants of such planned resumption. On resumption, Participant Contributions and Company Contributions will automatically re-commence at the levels elected at the time of suspension.

11.2	Plan Closure

While the Bank intends to continue the Plan indefinitely, nevertheless the Bank and the Participating Companies assume no contractual obligations as to the Plan’s continuance.

The Authorized Representative may close the Plan at any time, on sixty days notice to Participants. On closure of the Plan, Participants shall receive, at the discretion of the Authorized Representative, a distribution of Shares or be paid from the Plan an amount in cash equal to the Market Value on which such Shares are sold. The Plan will terminate at the end of the Pay Period in which the sixty-day notice period expires. The amount due to the Participants that shall be paid in cash shall be funded by the sale of Shares equal to the Market Value as of the date on which such Shares are sold following the Pay Period in which the termination occurred. Payment of the proceeds of sale of the Shares shall be made where Shares would be sold, the appropriate taxes and expenses would be withheld, and a check would be sent to the Participant to the home address shown on the Account of the Administrator’s records. The amount of any payment to be made to a Participant shall be sent not later than ten Business Days from the date on which the Shares were sold by the Administrator, and within ninety days after the termination date of the Plan. To the maximum extent permitted by law, payments as provided in this Section 11.2 shall constitute a complete discharge of all liabilities under the Plan. All of the provisions of the Plan, and any agreements with the Administrator which, in the opinion of the Authorized Representative, are necessary for the execution of the Plan and the administration and disposition of the assets of the Plan in accordance with this Section 11.2 shall remain in force.

SECTION 12: REGISTRATION OF SHARES AND VOTING RIGHTS

12.1	Registration of Shares

The Administrator shall duly appoint a registered dealer who would be the registered shareholder of all Bank Shares and Participant’s Shares allocated to Participants’ Accounts.

12.2	Voting of Shares

The voting rights attached to all Shares recorded in Participants’ Accounts will be exercisable by the Participant on whose behalf those Shares are held. Participants will be sent a voting instruction form and shareholder communication with respect to all meetings of shareholders at which the holders of Shares are entitled to vote. The Administrator will arrange to vote such Shares as directed by the Participant. The Administrator will arrange to vote Shares for which no direction is received from Participants in the same proportion as Shares for which it has received such direction from Participants.

SECTION 13: ADMINISTRATION OF THE PLAN

13.1	Plan Management

Except as to those functions reserved within the Plan to the Board, the Bank or the Company, the Authorized Representative shall control and manage the operation and administration of the Plan and may delegate any or all of such duties, as the Authorized Representative may in its sole discretion determine, to an Administrator of the Plan. Where the Authorized Representative does not appoint another entity to be the Administrator in respect of any particular duty, the Authorized Representative shall be the Administrator for the purposes of such duty.

13.2	Powers of the Authorized Representative

The Authorized Representative, subject to the limitations herein contained and to such other restrictions as the Board may make, shall have the discretionary power and authority and the duty to take all action and to make all decisions necessary or proper to carry out the provisions of the Plan. The determination of the Authorized Representative as to any question involving the general administration and interpretation of the Plan shall be final, conclusive and binding. Any discretionary actions to be taken under the Plan by the Authorized Representative with respect to the classification of Employees, Participants, contributions, or benefits shall be uniform in their nature and applicable to all persons similarly situated. Without limiting the generality of the foregoing, the Authorized Representative shall have the following powers and duties:

(a)	To require any person to furnish such information as it may request for the purpose of the proper administration of the Plan as a condition of receiving any benefits under the Plan;

(b)	To make and enforce such rules and regulations and prescribe the use of such forms as it shall deem necessary for the efficient administration of the Plan, and to establish the Company Contribution Limit from time to time;

(c)	To interpret the Plan, to making findings of fact, and to resolve ambiguities, inconsistencies and omissions, which findings shall be binding, final and conclusive;

(d)	To decide on questions concerning the Plan and the eligibility of any Employee to participate in the Plan, in accordance with the provisions of the Plan;

(e)	To determine the amount of benefits which shall be payable to any person in accordance with the provisions of the Plan. The Authorized Representative may require claims for benefits to be filed in writing, on such forms and containing such information as it may deem necessary. Adequate notice shall be provided in writing to any Participant whose claim for benefits under the Plan has been wholly or partially denied. Notice of denial of a claim shall be written in a manner calculated to be understood by the Participant and shall afford reasonable opportunity to the Participant whose claim for benefits has been denied for a full and fair review of the decision denying the claim; and

(f)	To designate persons other than the Authorized Representative to carry out any duty or power which would otherwise be a responsibility of the Authorized Representative, under the terms of the Plan.

13.3	Selection and Replacement of Administrator

The Authorized Representative shall have the authority to appoint and it shall retain the power to discharge or replace the Administrator.

13.4	Selection of Other Professional Counselors

The Authorized Representative may employ counsel, a qualified public or chartered accountant, consultants and such clerical, medical and other accounting services and such other persons as it may in its absolute discretion require in carrying out the provisions of the Plan.

13.5	Reliance on Professional Counselors

To the extent permitted by law, the Authorized Representative and any person to whom it may delegate any duty or power in connection with administering the Plan, the Company, and the officers and directors thereof, shall be entitled to rely conclusively upon, and shall be fully protected in any action taken or suffered by them in good faith in reliance upon, any counsel, accountant, actuary, consultant, or other person selected by the Authorized Representative, or in reliance upon any tables, valuations, certificates, opinions or reports which shall be furnished by any of them or by the Administrator. Further, to the extent permitted by law, neither the Authorized Representative nor the Company, or any of the officers or directors thereof, shall be liable for any neglect, omission or wrongdoing of the Administrator. Further to the extent permitted by law, neither the Company nor the officers or directors thereof, shall be liable for any neglect, omission or wrongdoing of the Administrator or the Authorized Representative.

13.6	Electronic Response Systems

If so required by the Authorized Representative, any notice required to effectuate notices or elections of a Participant under the Plan shall be made by the response of the Participant in compliance with the rules established by the Authorized Representative with respect to such telephone voice response service, internet based service or email as may be established by the Authorized Representative. Without limitation of the foregoing, responses on such electronic response services may be directed to or any agent designated by the Administrator or the Authorized Representative, and Participants shall be required to execute such forms as may be required by such agent or the Administrator in connection with establishing and controlling entry to such service. Any such electronic response shall be binding on Participants.

13.7	Source of Payment of Expenses

Subject to Section 7.3, all expenses prior to the termination of the Plan that shall arise in connection with the administration of the Plan, including but not limited to the compensation of the Administrator, administrative expenses and proper charges and disbursements of the Administrator and compensation and other expenses and charges of any counsel, accountant, actuary, consultant or other person who shall be employed by the Authorized Representative in connection with the administration thereof, shall be paid by the Participating Companies and/or the Authorized Representative on a basis to be determined by the Authorized Representative.

13.8	Expenses of the Authorized Representative

All reasonable expenses incurred in the performance of the duties of the Authorized Representative shall be paid by the Participating Companies and/or the Bank on a basis to be determined by the Authorized Representative. Unless otherwise determined by the Bank or unless required by any applicable law, the Authorized Representative shall not be required to give any bond or other security in any jurisdiction.

SECTION 14: ADDITION AND REMOVAL OF A PARTICIPATING COMPANY

14.1	Schedule “A” Additions and Removals

The Authorized Representative may designate in writing from time to time such additional Affiliated Entities of the Bank eligible to become a Participating Company and, subject to adoption of the Plan in accordance with Section 14.2, the name of such Affiliated Entities shall be added to Schedule “A.” A Participating Company that elects to withdraw from participation in the Plan or is withdrawn from participation in the Plan by the Authorized Representative in accordance with Section 14.3 shall be removed from Schedule “A.”

14.2	Adoption of Plan

Any Affiliated Entity designated by the Authorized Representative under Section 14.1 may adopt the Plan by appropriate action of its board of directors or equivalent governing body. Where there is no such board of directors or equivalent governing body, the Authorized Representative shall determine the appropriate action of the Affiliated Entity. Any such Affiliated Entity which so adopts the Plan shall be deemed thereby to appoint the Bank, the Authorized Representative and the Administrator or any other Administrator as its exclusive agents to exercise on its behalf all of the power and authority conferred upon the Participating Company under the Plan. The authority of the Bank, the Authorized Representative and the Administrator or any other Administrator to act as such agents shall continue until the Participating Company withdraws from the Plan.

14.3	Withdrawal by Participating Company

(a)	Any Participating Company may withdraw from its participation in the Plan by giving the Bank and the Authorized Representative at least 60 days’ (or such shorter period as the Bank may consent to) prior written notice specifying a withdrawal date which shall be the last day of a month. The Authorized Representative may withdraw any Participating Company from participation in the Plan as of any withdrawal date specified by the Authorized Representative, for the failure of the Participating Company to make proper contributions or to comply with any other provision of the Plan. The Authorized Representative may withdraw any Participating Company from participation in the Plan as of any withdrawal date specified by the Authorized Representative at any time for any reason.

(b)	Notice of any withdrawal of a Participating Company from the Plan by the Authorized Representative shall be given by the Authorized Representative to the Administrator and to the withdrawn Participating Company.

14.4	No Further Contributions

Upon any Participating Company’s withdrawal from the Plan, in whole or in part, no further contributions shall be made under the Plan with respect to affected Participants and no amount shall thereafter be payable under the Plan to or in respect of any Participants then employed by such Participating Company except as provided in this Section 14. Any distributions or other dispositions of the assets of the Plan as provided in this Section 14 shall constitute a complete discharge of all liabilities under the Plan with respect to such Participating Company’s participation in the Plan and with respect to any affected Participant.

14.5	Maintenance of Accounts

Upon a Participating Company’s withdrawal from the Plan, in whole or in part, the Authorized Representative may, but is not required to, direct that the Accounts of affected Participants may be maintained by the Plan until such time as such Participants actually terminate employment with the Participating Company previously participating in the Plan.

14.6	Payments Upon Withdrawal

Except as otherwise provided in Section 14.5, upon a Participating Company’s withdrawal from the Plan, Participants employed by such Participating Company shall be paid from the Plan an amount in cash equal to the Market Value, as of the date on which the Shares are sold, of the Shares allocated to their Accounts. For the purposes of payments to Participants, a withdrawal from the Plan by a Participating Company shall be made as soon as reasonable and practicable. The amount due to the Participants shall be paid in cash and not Shares and shall be funded by the sale of Shares as of the Market Value to such withdrawal. Payment of the proceeds of the sale of the Shares shall be made where Shares would be sold, the appropriate taxes and expenses would be withheld, and a check would be sent to the Participant to the home address shown on the Account of the Administrator’s records.

SECTION 15: AMENDMENT

15.1	Right to Amend

The Board reserves the right, by duly authorized resolution, at any time and from time to time (and retroactively if deemed necessary or appropriate to meet the requirements of any tax or other laws, or the rules and regulations from time to time in effect under any of such laws or to conform with governmental regulations or other policies), to modify or amend, in whole or in part, any or all of the provisions of the Plan.

15.2	Rights of Participants

No such modification or amendment, however, shall make it possible for any assets of the Plan to be used for, or diverted to, purposes other than for the exclusive benefit of Participants prior to the satisfaction of all liabilities with respect thereto. Moreover, no amendment or modification shall make it possible to deprive any Participant of a previously accrued benefit (including an optional form of benefit).

15.3	Right to Delegate

Subject to the foregoing, the Board may delegate authority to amend the Plan to the Authorized Representative and may, in its sole discretion, revoke any such delegation of amendment powers; provided, however, that the Board shall retain at all times concurrent authority to amend the Plan.

SECTION 16 : GENERAL LIMITATIONS AND PROVISIONS

16.1	Assumption of Risk

Each Participant and his or her spouse shall assume all risk in connection with any foreign exchange rate fluctuations and decrease in the value of the assets the Participants’ Accounts howsoever caused, and the Bank, the Company, the Authorized Representative or the Administrator shall not be liable or responsible therefor. In no event shall the Bank, Company, the Authorized Representative or the Administrator, or any of their directors, officers or employees be liable to anyone for any special, indirect, incidental or consequential damages suffered by such party, including, without limitation, loss of profits, loss of revenue, loss of expected savings or loss of opportunity howsoever caused and regardless of the form or cause of action, even if such damages are foreseeable or the Authorized Representative, the Company, the Bank, or the Administrator has been advised of the possibility of such damages.

16.2	Accounts Are Sole Source of Benefits

Participants’ Accounts shall be the sole source of benefits under the Plan and the Bank, the Company, the Authorized Representative and the Administrator assume no liabilities or responsibility for payment of such benefits, and each Participant or other person who shall claim the right to any payment under the Plan shall be entitled to look only to his Account for such payment and shall not have any right, claim or demand therefore against the Authorized Representative, the Bank, the Company or the Administrator or any other trustee or any employee or director thereof.

16.3	No Contract of Employment

Nothing contained in the Plan shall give any Employee the right to be retained in the employment of the Company, the Bank or any of its Affiliated Entities or affect the right of any such employer to dismiss any Employee. The adoption and maintenance of the Plan shall not constitute a contract between the Company, the Bank or any of its Affiliated Entities and any Employee or consideration for, or an inducement to or condition of, the employment of any Employee.

16.4	Tax Consequences

It is the responsibility of the Participant to complete and file any tax returns which may be required under applicable tax legislation within the time periods specified in such legislation as a result of the Participant’s participation in the Plan and to pay all taxes related to the participation in the Plan. None of the Bank, the Company, the Administrator or the Authorized Representative shall be held responsible for any tax consequences to the Participant as a result of the Participant’s participation in the Plan. The Company may withhold tax at source from a Participant’s pay, payroll deposit, or other method of payment of his or her remuneration each Pay Period where applicable tax legislation considers any part of the Plan to confer a taxable benefit upon a Participant and requires such withholding. Company Contributions will not be grossed up to take into account or compensate for any taxes payable by the Participant.

16.5	Incapacity

If the Authorized Representative shall find that any person to whom any amount is payable under the Plan is unable to care for his or her affairs because of illness or accident, or is a minor, or has died, then any payment due such person or his or her estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Authorized Representative so elects, be paid to such person’s spouse, a child, a relative, an institution maintaining or having custody of such person, or any other person deemed by the Authorized Representative to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Plan and the Fund therefor.

16.6	Limitations of Participant Beneficiary Designation

Subject to any Applicable Law, a Participant may designate a beneficiary in their living will and last testament to receive any amounts payable on the death of the Participant. A Participant may revoke or amend such designation in the same manner at any time, subject to any Applicable Law governing the designation of beneficiaries. If a Participant does not validly designate a beneficiary, or if the beneficiary predeceases the Participant, any amounts payable to the Participant’s beneficiary shall be paid in a lump sum to the estate of the Participant or legal representative of the estate. Enrollment in the Plan would not give any Participant or beneficiary of a Participant any right or claim to any benefit, as estate procedures and Applicable Law would apply.

16.7	Participant Information

Each Participant shall file with the Administrator such pertinent information concerning such Participant as the Authorized Representative may specify, and no Participant or other person shall have any rights or be entitled to any benefits under the Plan unless such information is filed by or with respect to him or her.

16.8	Communication with Company, Administrator or Authorized Representative

All elections, designations, requests, notices, instructions, and other communications from a Participating Company, Participant or other person to the Company, the Administrator or the Authorized Representative required or permitted under the Plan shall be in such form as is prescribed from time to time by the Authorized Representative, shall be mailed by first-class mail or delivered to such location as shall be specified by the Company, the Administrator or the Authorized Representative, as the case may be, and shall be deemed to have been given and delivered only upon actual receipt thereof by the Company, the Administrator or the Authorized Representative, as the case may be, at such location.

16.9	Communication from Company, Administrator or Authorized Representative

All notices, statements, reports and other communications from the Company, the Administrator or the Authorized Representative, as the case may be, to any Employee, Eligible Employee, Participant or other person required or permitted under the Plan shall be deemed to have been duly given when delivered physically or electronically, or when mailed and addressed to, such Employee, Eligible Employee, Participant or other person at his or her address last appearing on the records of the Company, the Administrator or the Authorized Representative, as the case may be. Where delivery is effected by electronic means, delivery shall be deemed to be effective when the sender has processed the delivery electronically and has not received immediate electronic notification by the system used by the sender that the delivery was unsuccessful.

16.10	Captions

The captions preceding the sections of the Plan have been inserted solely as a matter of convenience and in no way define or limit the scope or intent of any provisions of the Plan.

16.11	Construction

The Plan and all rights thereunder shall be governed by and construed in accordance with the laws of the State of New York and the laws of the United States applicable therein.

SCHEDULE “A”—AFFILIATED ENTITIES

1.	The Bank of Nova Scotia

2.	The Bank of Nova Scotia Trust Company of New York

3.	Scotia International, Inc.

4.	American Securities Transfer, Inc.

5.	Scotia Capital (USA), Inc.

6.	RoyNat Business Capital, Inc.

7.	Scotiabank de Puerto Rico